Exhibit 99.3

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 26 May 2005 it purchased for cancellation 300,000 of its ordinary shares at a price of 326.4208p pence per ordinary share.